WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: -1 212 225 3999 Clearygottlied.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SAO PAULO ABU DHABI SEOUL

October 7, 2019

VIA EDGAR AND OVERNIGHT COURIER

Eric Mcphee

Jennifer Monick

Stacie Gorman

Jennifer Gowetski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Q&K International Group Limited
Registration Statement on Form F-1
CIK No. 0001769256

Dear Mr. Mcphee, Ms. Monick, Ms. Gorman and Ms. Gowetski:

On behalf of our client, Q&K International Group Limited, a company incorporated in the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on September 17, 2019.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated October 1, 2019. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

October 7, 2019

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.

We note your response to prior comment 2. Please revise to disclose the information from your response that tenants of 5.1% of your leases remained in their rental units through the end of the contracted lease term. Although we note your disclosure on page 19, please also add risk factor disclosure describing risks associated with the incentives that tenants may have to terminate leases at, or near, the end of the lock-in period.

In response to the Staff’s comment on disclosing the information that tenants of 5.1% of the Company’s leases remained in their rental units through the end of the contracted lease term, the Company has revised the disclosure on pages 2, 20, and 135 of the Registration Statement.

In response to the Staff’s comment on adding risk factor disclosure describing risks associated with the incentives that tenants may have to terminate leases at, or near, the end of the lock-in period, the Company has revised the disclosure on page 20 of the Registration Statement.

Non-GAAP Financial Measures, page 14

2.

We note your response to comment 4 and that you have revised your non-GAAP financial measure adjusted EBITDA to exclude the impact of the non-cash portion of your lease expense, attributable to recognizing the impact of rent-free periods and lease cost escalation clauses on a straight-line basis over your lease term. Please revise future filings to remove this adjustment from your reconciliation, as this adjustment appears to represent a tailored accounting principle. Refer to Question 100.04 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 14, 15, 87, 88, 91, 100, 101, 115, and 136 of the Registration Statement.

Dilution, page 75

3.	You disclosed that your net tangible book value as of June 30, 2019 was approximately negative US$668.9 million. Please tell us how you derived that amount.

The Company respectively submits that the 668.9 million was in Renminbi but mislabeled in U.S. dollars. In response to the Staff’s comment, the Company has revised the disclosure on page 76.

4.

Revise your disclosure to state that the dilution table does not reflect the impact from additional Series C-2 convertible redeemable preferred shares that will be issued in the event that the actual pre-offering market capitalization of the Group is less than US$800,000. In addition, please revise to describe the dilutive impact if you have to issue these preferred shares.

Securities and Exchange Commission

October 7, 2019

The Company respectively submits that the holders of Series C-2 convertible redeemable preferred shares have waived the requirement that the Company should issue additional Series C-2 convertible redeemable preferred shares in the event that its actual pre-offering market capitalization is less than US$800.0 million, effective immediately upon this filing. Therefore, there will be no dilutive impact. The Company has revised the disclosure on page 76 of the Registration Statement to clarify the above.

Business, page 131

5.

We note your response to prior comment 7 and the revised tabular disclosure on page 144 that assumes all landlords terminate the lease upon expiry of the landlord lock-in period. We also continue to note that the leases can be extended for up to three years at the landlord’s discretion. Please revise to provide tabular disclosure that assumes that the landlords do not terminate the lease upon expiry of the landlord lock-in period and continue to balance such disclosure with the percentage of your leases with landlords that were terminated upon the expiry of the landlord lock-in period.

In response to the Staff’s comment on providing tabular disclosure that assumes that the landlords do not terminate the lease upon expiry of the landlord lock-in period, the Company has revised the disclosure on page 147 of the Registration Statement.

The Company respectfully submits that from its inception to June 30, 2019, 45.4% of its leases with landlords were terminated upon the expiry of the lock-in period, which has been disclosed on page 144 of the revised draft registration statement confidentially submitted on September 17, 2019 and page 147 of the Registration Statement.

Notes to the Unaudited Condensed Consolidated Financial Statements

7. Preferred Shares

EBITDA performance targets for Series C-2 convertible redeemable preferred shares (the Series C-2 EBITDA feature), page F-57

6.

You disclose that in the event that the actual pre-offering market capitalization of the Group was less than US$800,000, the Group shall additionally issue such number of Series C-2 convertible redeemable preferred shares to the holders at par value as compensation based on a pre-determined formula in the contract. Please revise your filing to describe the pre-determined formula.

As stated in the response to comment 4 above, the said clause will be waived effective immediately upon this filing. In response to the Staff’s comment, the Company has revised the disclosure on page F-57 to describe the pre-determined formula.

Securities and Exchange Commission

October 7, 2019

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Guangjie Jin, the founder, chairman and chief executive officer of the Company, by phone at +86-21-6417-9625 or via e-mail at bill@qk365.com, or Jimmy Chen, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86-21-6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP
By:	/s/ Shuang ZHAO Shuang ZHAO, a Partner

cc:	Guangjie Jin, Founder, Chairman and Chief Executive Officer, Q&K International Group Limited
Chris K. H. Lin, Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Partner, Simpson Thacher & Bartlett LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP